UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Mereo BioPharma Group plc

(“Mereo” or the “Company” or the “Group”)

Mereo BioPharma Appoints Richard Francis as Head of Pharmaceutical Development

London and Redwood City, Calif., July 15, 2019 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), a clinical stage biopharmaceutical company focused on rare diseases, today announces the appointment of Richard Francis as Head of Pharmaceutical Development, effective August 1, 2019. Mr. Francis brings to Mereo more than 35 years of experience in biopharmaceutical process development and manufacturing operations across a diverse set of product types including antibodies, recombinant DNA proteins, gene therapy constructs and at all stages of their life cycle development.

Dr. Denise Scots-Knight, Chief Executive Officer of Mereo BioPharma commented, “Richard’s extensive process development and chemistry, manufacturing, and controls (CMC) experience – including leading the CMC efforts for Ablynx’s first nanobody product from early-stage clinical development through approval and commercial launch – will be instrumental to us as we continue to advance our late-stage product portfolio including setrusumab for osteogenesis imperfecta (OI), a rare bone disease with no approved therapies. With a Phase 3 registration study design agreed to by the European Medicines Agency for a pediatric OI population, Richard is a key addition to our existing leadership team as we work to set the stage for our potential commercial operations.”

Prior to joining Mereo BioPharma, Mr. Francis was the owner and senior director of Francis Biopharma Ltd., where he served as an expert CMC consultant to over 30 biopharmaceutical clients, including Mereo. Before founding Francis Biopharma in 2010, Mr. Francis held a variety of senior management roles in process development, technical support, manufacturing operations and product lifecycle programs at companies such as Celltech, Centocor, GlaxoSmithKline (GSK), Protherics and BTG. Mr. Francis was involved in the development, regulatory approval and commercialization of many biopharmaceutical products including Cablivi®, Orthoclone OKT3®, Remicade®, and ReoPro®. Mr. Francis serves as a visiting honorary lecturer at University College London (UCL) covering subjects of quality by design (QbD) and process validation at the master’s degree level or above and co-leads the UCL MBI® training program for QbD and process qualification. He has authored or co-authored more than 50 publications in various biotechnology focused journals related to process design, process qualification, analytical methods and biopharmaceutical product manufacturing.

“After serving as an industry consultant for the last decade, I am thrilled to join Mereo to lead its pharmaceutical development efforts,” commented Mr. Francis. “Based on the clinical data generated to date, I believe Mereo’s pipeline holds great potential and I look forward to applying my experience and expertise to help the company make a positive impact on the lives of patients in need of new innovative therapies.”

About Mereo

Mereo is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo’s strategy is to selectively acquire product candidates for rare diseases that have already received significant investment from pharmaceutical and large biotechnology companies and that have substantial preclinical, clinical and manufacturing data packages. Mereo’s existing portfolio consists of six clinical stage product candidates.

•

Setrusumab for osteogenesis imperfecta (OI). In October 2018, the Company announced completion of enrollment of 112 adult patients in a Phase 2b dose ranging study with initial positive 6-month open label data announced in May 2019 and top-line 12-month blinded dose ranging data expected in Q4 2019. A pediatric Phase 3 study design has also been approved by the EMA. Setrusumab has orphan designation in the U.S. and the EU and has been accepted into the PRIME and Adaptive Pathways in EU;

•

Alvelestat for alpha-1 antitrypsin deficiency (AATD). The Company has initiated a Phase 2 proof-of-concept clinical trial in patients with severe AATD in the United States and the EU and expects to report top-line data from this trial around the end of 2019;

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Acumapimod for severe exacerbations of COPD. The Company announced positive Phase 2 data in May 2018 and recently announced the outline of the pivotal Phase 3 study including the primary and key secondary endpoints following the successful end of Phase 2 Type B meeting with the FDA;

•	Leflutrozole for hypogonadotropic hypogonadism (HH). The Company announced positive top-line Phase 2b data in March 2018 and positive results from the Phase 2b safety extension study in December 2018;

•

Navicixizumab has completed a Phase 1a single-agent clinical trial in patients with advanced solid tumors and is currently in a Phase 1b trial in combination with a standard paclitaxel regimen in patients with platinum-resistant ovarian cancer. This study recently completed enrolment; and

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Etigilimab has completed a single-agent Phase 1a trial in patients with advanced or metastatic solid tumors and the Phase 1b combination study with nivolumab has fully enrolled and is currently in the safety monitoring phase.

Further Enquiries

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Cantor Fitzgerald Europe (Nominated Adviser and Joint Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

RBC Capital Markets (Joint Broker to Mereo)	+44 (0)20 7653 4000
Rupert Walford
Jamil Miah

FTI Consulting (Public Relations Adviser to Mereo)
Simon Conway	+44 (0)20 3727 1000
Brett Pollard
Ciara Martin

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Steve Klass

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2019

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight
Name:	Denise Scots-Knight
Title:	Chief Executive Officer